UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

U.S. Auto Parts Network, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

90343C100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90343C100

1	NAME OF REPORTING PERSON Timothy Maguire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,656
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 963,656
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90343C100

1	NAME OF REPORTING PERSON Maguire Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,656
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 963,656
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90343C100

1	NAME OF REPORTING PERSON Maguire Financial, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,656
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 963,656
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 90343C100

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock (the “Shares”) purchased by Maguire Financial, LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 963,656 Shares beneficially owned by Maguire Financial, LP is approximately $1,105,764, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,888,960 Shares outstanding, as of August 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2016.

A.	Mr. Maguire

(a)	As of the close of business on August 26, 2016, Mr. Maguire beneficially owned 963,656 Shares by virtue of his relationship as the Managing Member of Maguire Asset Management, LLC.

Percentage: 2.8%

(b)	1. Sole power to vote or direct vote: 963,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 963,656
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Maguire has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares by Starboard Maguire Financial, LP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	Maguire Asset Management, LLC

(a)	As of the close of business on August 26, 2016, Maguire Asset Management, LLC beneficially owned 963,656 Shares by virtue of its relationship as the investment manager to Maguire Financial, LP.

Percentage: 2.8%

(b)	1. Sole power to vote or direct vote: 963,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 963,656
4. Shared power to dispose or direct the disposition: 0

(c)
Maguire Asset Management, LLC has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares by Maguire Financial, LP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 90343C100

C.	Maguire Financial, LP

(a)	As of the close of business on August 26, 2016, Maguire Financial, LP directly and beneficially owned 963,656 Shares.

Percentage: 2.8%

(b)	1. Sole power to vote or direct vote: 963,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 963,656
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Maguire Financial, LP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of December 1, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 90343C100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2016

/s/ Timothy Maguire
Timothy Maguire

Maguire Asset Management, LLC

By:	/s/ Timothy Maguire
Timothy Maguire Managing Member

Maguire Financial, LP

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
Timothy Maguire Managing Member

CUSIP NO. 90343C100

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

MAGUIRE FINANCIAL, LP

340,791	3.7043	08/22/2016
181,313	3.7106	08/23/2016
37,200	3.5068	08/24/2016
78,409	3.3615	08/25/2016
31,923	3.5218	08/26/2016